

April 1, 2016

Owen J. Pinkerton, Esq.
Morris, Manning & Martin, LLP
1401 Eye Street, N.W.
Suite 600
Washington, D.C. 20005

> Re: NexPoint Healthcare Opportunities Fund
> Registration Statement on Form N-2
> File Nos. 333- 209932, 811- 23144

Dear Mr. Pinkerton:

On March 4, 2016, you filed a registration statement on Form N-2 on behalf of NexPoint Healthcare Opportunities Fund (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus Cover Page

1.   We note your cover page disclosure that you may invest in non-traded Healthcare REITs. Non-traded REITS often charge high sales loads. Please tell the staff where you have disclosed to investors that this kind of investment can be costly.

2.   The outside front cover must contain a cross reference to the prospectus discussion of any factors that make the offering speculative or one of high risk. For example, you state in the prospectus that the "Fund's investments in non-investment grade investments and those deemed to be of similar quality are considered speculative with respect to the issuer's capacity to pay interest and repay principal and are commonly referred to as 'junk' or 'high yield' securities." You also state in the prospectus that the Fund may also invest in "derivative instruments, including options, futures, options on futures, forwards, swaps, options on swaps and other derivatives for hedging purposes or speculative purposes." You further state that the Fund "anticipates incurring leverage as part of its investment strategy," which "will cause the Fund to incur additional expenses and may significantly magnify the Fund's losses in the event of underperformance of the Healthcare Companies." Please revise the front cover accordingly. *See* Item 1.j. of Form N-2.

3.   Any commissions paid by other persons and other consideration should be noted and briefly described in footnote 2 to the pricing table. In this regard, *see* Instruction 2. to Item 1.g.

of Form N-2, and the reference therein to the term "commissions" as defined in paragraph 17 of Schedule A of the Securities Act of 1933 ("Securities Act").

4.   Please confirm that all of the information that precedes the section captioned "Table of Contents" will appear on the outside front cover of the prospectus in at least 10-point type.

5.   Please confirm that you have provided the information required by Rule 481(d) under the Securities Act regarding stabilization or explain why it is not necessary. *See* Item 2.2. of Form N-2.

Page 1 – Investment Strategy

6.   You state, "Healthcare Companies may include companies in one or more of the following sub-sectors . . . ." Please change "may include" to "includes."

7.   Please explain in plain English what a Healthcare REIT is. Also specify what you mean by "other healthcare-related research and development activities."

8.   You state, "Additionally, we consider the term Healthcare Company to include companies that are materially impacted by the healthcare industry, such as a contractor that derives significant revenue or profit from the construction of hospitals." As worded, this statement does not establish an adequate connection between a contractor and the healthcare industry. The contractor's revenue or profits should derive primarily from the healthcare industry on an ongoing basis. Please revise accordingly.

Page 2 – Investment Strategy

9.   You state, "Although the Fund intends to invest primarily in equity and debt securities of Healthcare Companies, the Fund may also invest up to 30% of its total assets, as measured at the time of investment, in exchange-traded funds ("ETFs") and derivative instruments, including options, futures, options on futures, forwards, swaps, options on swaps and other derivatives for hedging purposes or speculative purposes." On page 18, under "Other Information Regarding Investment Strategy," you state, "Hedging or speculative positions may include short sales and derivatives, such as options, swaps and futures contracts. Under normal market conditions, no more than [25]% of the Fund's total assets will be in hedging or speculative positions." These two sections, as worded, suggest that there is an inconsistency with respect to the extent to which the Fund may invest for hedging or speculative purposes in derivatives and other types of investments. Please revise accordingly. Also, please tell the staff how derivatives are valued (*i.e.*, notional or market or another approach) when calculating the Fund's upper limit on investing its total assets in ETFs and derivatives for hedging or speculative purposes.

10.   Please ensure that the disclosure accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

11.   Please tell the staff whether the Fund may invest in private investment companies (*e.g.*, hedge funds) and, if so, the extent to which the Fund may do so. We may have additional comments after reviewing your response.

Page 2 – Leverage

12.   Please provide a plain English definition of leverage.

Page 3 – Leverage cont'd

13.   If the Fund engages in total return swaps, an appropriate amount of segregated assets must be set aside. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a proposed rule and, prior to that, a concept release exploring issues relating to the use of derivatives by funds, including whether market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940 ("1940 Act"). *See* Investment Company Act Release No. 31933 (Dec. 11, 2015) and Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Also, if the Fund may write/issue (*i.e.*, it is the protection seller for) credit default swaps, please confirm to the staff that the fund will segregate the full notional amount of the credit default swap to cover such obligation.

Page 3 – Investment Adviser and Fees

14.   Please explain to the staff how a Shared Services Agreement differs in substance and form from a typical sub-advisory contractual relationship. Please also tell the staff whether there are any actual or potential disadvantages (legal or otherwise) to shareholders as a result of the Shared Services Agreement. Does the Fund bear expenses associated with this arrangement, and if so, are those expenses clearly disclosed? Are the fees payable to Highland, if any, included in the "management fee" in the fee table? Is Highland bound by a fiduciary duty to the Fund? Is the Shared Services Agreement a contract that falls under Section 15(a) of the 1940 Act? Please attach the agreement as an exhibit to Part C of the registration statement.

Page 4 – Investment Adviser and Fees cont'd

15.   You state, "If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund's expense ratio could exceed the Expense Limitation." Please revise the sentence to state, ""When the Fund incurs expenses excluded from the Expense Limitation

Agreement, the Fund's expense ratio may exceed the Expense Limitation" because it appears likely that the Fund will invest in other investment companies and Acquired Fund Fees and Expenses are excluded from the Expense Limitation Agreement.

16.   You state, "To the extent that securities of Healthcare Companies managed by the Adviser or an affiliate are acquired on a primary basis and fees are paid to the Adviser by Healthcare Companies, an equal amount of fees will be rebated back to the Fund by the Adviser to the extent permitted by law. However, to the extent the Fund acquires securities of Healthcare Companies managed by the Adviser or an affiliate in the secondary market, fees will not be rebated back to the Fund." With a view to disclosure, please explain why investments in securities of Healthcare Companies managed by the Adviser or an affiliate are consistent with Section 17(a) of the 1940 Act. In addition, Please explain to the staff the basis for distinguishing between primary and secondary market purchases regarding the determination of whether fees will be rebated back to the Fund. In this respect, it is unclear what other fees, such as management fees, servicing fees, and monitoring fees are paid to the Advisor or its affiliates by Healthcare Companies and whether these fees will be rebated to the Fund. Please advise and if these fees will not be rebated, please explain why not.

Page 6 – Conflicts of Interest

17.   You state, "As a result of the Fund's arrangements with Highland, there may be times when Highland, the Adviser or their affiliates have interests that differ from those of the Fund's shareholders, giving rise to a conflict of interest." Please explain in detail the nature of the Fund's arrangements with Highland. For example, please identify all contracts related to the arrangements with Highland and summarize their material terms. Please also attach the contracts as exhibits to the registration statement.

Page 7 – No Minimum Amount of Proceeds Required

18.   Will the Fund place offering proceeds in escrow? If not, please explain why not. If so, please disclose the terms of escrow.

Page 7 – Distribution Policy Risk

19.   Please add a plain English explanation with respect to the return of capital that clarifies the fact that an investor is not making a profit and is only getting his/her money back.

Page 9 – REIT Risk

20.   If there is expected to be any subprime exposure with respect to the Fund's investments in REITs, please disclose it here and add corresponding information in the strategies section.

Page 11 – Fees and Expenses

21.   Please insert the term "common" before "shares" in the heading, "Annual Expenses (as a percentage of net assets attributable to shares)."

22.   Please confirm that the number in the line item "Total Annual Expenses (after fee waiver and reimbursement)" will add back in items excluded from the fee waiver to the extent that you can reasonably estimate the fees/expenses in the first year (*e.g.*, Acquired Fund Fees and Expenses).

23.   In footnote 1 to the fee table, you state that the amounts shown in the table assume that the Fund sells $50 million worth of its shares during the twelve months following effectiveness of the registration statement. Please indicate the basis for selecting that amount of assets under management; that is, why is it appropriate to assume that the Fund will be able to attract that particular level of investment during the first twelve months of the continuous offering of its shares?

Page 12 – Fees and Expenses cont'd

24. In footnote 8 to the Fee Table, what is the second paragraph telling an investor that the previous paragraph does not? If the second paragraph remains, please make it more plain English.

Page 13 – Use of Proceeds

25.   Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund's investment objectives and policies. *See* Item 7.2. of Form N-2.

Page 18 – Investment Objective, Policies and Strategies (Financing Strategy)

26.   Please explain in plain English what "accretive returns" are.

Page 20 – Investment Objective, Policies and Strategies (Debt Securities)

27.   With respect to the second paragraph, if any of these investments are bank loans, please disclose that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

28.   Will the Fund invest in collateralized loan obligations as part of it principal strategy? If so, please provide appropriate strategy and risk disclosure.

Page 21 – Investment Objective, Policies and Strategies (Derivatives)

29.   The prospectus states that the Fund's investments in derivatives will be counted towards the satisfaction of the Fund's 80% policy. Please disclose how derivatives will be valued for purposes of satisfying the 80% policy.

Page 21 – Investment Objective, Policies and Strategies (Restricted Securities and PIPEs)

30.   You state, "The amount of the discount from the prevailing market price is expected to vary depending upon the type of security, the character of the issuer, the length and nature of the restriction, the party who will bear the expenses of registering the restricted securities and prevailing supply and demand conditions." Is it not possible to know whether the Fund will bear the costs of registration? If it is possible and you do know that the Fund will bear such costs, please disclose that. Also disclose whether the shares will be restricted for a number of months.

Page 22 – Investment Objective, Policies and Strategies (Healthcare REITs)

31.   You state, "The Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests." Please clarify that these expenses are in addition to the direct expenses of the Fund's own operations and are not reflected in the Fund's fee table and expense example presentation.

Page 24 – Risk Factors (Conflicts of Interest cont'd)

32.   You state that the "recommended course of action will be presented to the conflicts committee for final determination as to how to proceed." Please disclose who is on the conflicts committee and whether decisions made by the committee are reported to the Fund's Board of Trustees.

Page 43 – Risk Factors (PIPEs Risk)

33.   The last sentence appears to be missing language ("In addition, because the offering."). Please revise.

Page 47 – Management of the Fund (Investment Adviser)

34.   Please state the principal business address of the investment adviser and a description of its experience as an investment adviser. *See* Item 9.1.b.(1) of Form N-2.

Page 48 -- Management of the Fund (Investment Adviser cont'd)

35.   Disclosure in this section states that the base management fee is calculated based on "Daily Gross Assets," which is defined on page 4 as "total assets, less any liabilities, but excluding liabilities evidencing leverage." Please disclose how derivatives are valued for purposes of calculating "Daily Gross Assets." Also, please disclose that the notional value of derivatives will not be used to calculate "Daily Gross Assets."

Page 50 -- Management of the Fund (Investment Adviser cont'd)

36.   If the Fund will pay brokerage commissions to any broker that is an affiliated person of the Fund, affiliated person of the Fund, or affiliated person of an affiliated person of the Fund, its investment adviser, or its principal underwriter, please disclose such information accordingly. *See* Item 9.1.g. of Form N-2.

Page 50 – Determination of Net Asset Value

37.   Please inform the staff whether the Fund's Board of Trustees will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund's Board of Trustees will regularly review the historical accuracy of its fair value methodologies. *See* Investment Company Act Release No. 26299, *Compliance Programs of Investment Companies and Investment Advisers*, (Dec. 17, 2003).

Statement of Additional Information

Page S-1 – Investment Objective and Policies (Fundamental Policies)

38.   Please disclose what system of industry classification the Fund will use for purposes of it concentration policy; for example, Standard & Poor's Global Industry Classification Standard.

Page S-10 – Investment Objective and Policies (Involuntary Repurchases)

39.   This section explains that the Fund may "repurchase at NAV shares of a shareholder, or any person acquiring shares from or through a shareholder" under certain circumstances. Please provide us with an explanation of the legal basis for such repurchases. *See generally* Section 23(c) of the 1940 Act.

Page S-12 – Management of the Fund (Trustee Qualifications)

40.   For each trustee, please ensure that the disclosure to be provided briefly identifies the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time that the disclosure is made, in light of the Fund's business and structure. *See* Item 18.17. of Form N-2.

41.   Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus.

Page S-15 – Proxy Voting Policies and Procedures

42.   You state, "The Board has delegated the voting of proxies for Fund securities to the Adviser pursuant to the Adviser's proxy voting policies and procedures." Does Highland also have delegated authority to vote proxies for Fund securities? If so, please describe Highland's

proxy voting policies and procedures and/or attach the policies and procedures as an appendix in the Statement of Additional Information. *See* Item 18.16. of Form N-2.

43.   You state, "The Fund's proxy voting record for the most recent 12-month period is available (i) without charge, upon request, by calling 877-665-1287 and (ii) on the Commission's web site (http://www.sec.gov)." Please add "ended June 30" after "12-month period." *See* Item 18.16. of Form N-2.

Page S-18 – Portfolio Manager

44.   Please describe the structure of, and the method used to determine, the compensation of each Portfolio Manager required to be identified in response to Item 9.1.c. of Form N-2. For each type of compensation (*e.g.*, salary, bonus, deferred compensation, retirement plans and arrangements), describe with specificity the criteria on which that type of compensation is based, for example, whether compensation is fixed, whether (and, if so, how) compensation is based on the Fund's pre- or after-tax performance over a certain time period, and whether (and, if so, how) compensation is based on the value of assets held in the Fund's portfolio. For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured. *See* Item 21.2. Instruction 1. regarding an initial registration statement.

Part C

Page C-4 – Signatures

45.   At the time the registration statement was originally filed, Brian Mitts was the sole initial trustee of the Fund. Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the 1940 Act. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund's Board of Trustees.

*   *   *   *   *   *

Please respond to this letter in the form of a pre-effective amendment for the registrant. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the registrant acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,

/s/ Jay Williamson *for*

Lisa N. Larkin
Senior Counsel